Exhibit 12.1

CALCULATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended	Fiscal Year Ended
	June 30,	December 31,	December 31,	December 31,
	2018	2017	2016	2015
(Dollars in thousands)
Pre-tax loss	$(25,916)	$(42,211)	$(33,167)	$(16,682)
Add: Fixed charges, as calculated below	812	1,076	808	640
Total earnings (loss) available for fixed charges	$(25,104)	$(41,135)	$(32,359)	$(16,042)
Fixed charges:
Interest expense	$781	$1,019	$767	$604
Estimated interest expense portion of rental expense	31	57	41	36
Total fixed charges	$812	$1,076	$808	$640
Ratios of earnings to fixed charges (1)	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(25,916)	$(42,211)	$(33,167)	$(16,682)
Preferred stock dividend requirements	$—	$—	$—	$—
Ratios of earnings to combined fixed charges and preferred stock dividends (2)	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges and preferred stock dividend requirements	$(25,916)	$(42,211)	$(33,167)	$(16,682)

(1)

Due to our losses for the six months ended June  30, 2018,  and the years ended December 31, 2017, 2016 and 2015, the ratio coverage was less than 1:1. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.

(2)

Due to our losses for the six months ended June  30, 2018,  and the years ended December 31, 2017, 2016, and 2015, the ratio coverage was less than 1:1. Accordingly, our earnings were insufficient to cover combined fixed charges and preferred stock dividends for such periods and we are unable to disclose a ratio of earnings to combined fixed charges and preferred stock dividends for such periods.